CSM

Corporate Affairs

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 63 28
F +31 20 590 63 60
E mariette.mantel@csm.nl
I www.csm.nl

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

[redacted]

07026681

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 24 2007
WASH, D.C. 182

Subject CSM nv, (SEC File No. 82-34886)

Date August 15, 2007

SUPPL

Dear Sirs:

On behalf of CSM nv (the "Company"), we furnish, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), copy of the following documents:

- Press release August 7, 2007: CSM acquires Kate´s Cake in UK
- Press release August 15, 2007: CSM makes further progress in first half of 2007
- Press release August 15, 2007: PURAC introduces new solutions for PLA bio-plastics industry

The foregoing documents represent information that CSM is required to provide to its shareholders under the provisions of Dutch law and/or stock exchange listing requirements applicable to CSM. In accordance with Rule 12g3-2(b), these materials are not deemed to be "filed" with the Commission within the meaning of the 1934 Act.

Kindly indicate your receipt of this package by stamping the enclosed copy of this transmittal letter and returning it in the postage-paid envelope provided. Thank you.

Very truly yours,

M. Mantel-Wes

Mariëtte Mantel
CSM nv

PROCESSED
SEP 21 2007
THOMSON FINANCIAL

9/19

Enclosure(s)

CSM

Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 62 16
F +31 (0)20 590 62 17
E communications@csm.nl

Press Release

CSM ACQUIRES KATE'S CAKES IN UK

Diemen, the Netherlands, August 7, 2007 – CSM has acquired Kate's Cakes based in the UK for a consideration of £ 20.5 million for the shares plus the assumption of £ 12 million in debt.

Kate's Cakes is a successful and leading supplier of premium cakes, muffins, cookies and desserts to the food service and out-of-home market segments. Kate's Cakes operates a production facility in the UK in Ashington, West Sussex, and has 470 employees. Sales amount to £ 23 million. Kate's Cakes has had strong double digit growth over the last few years. The successful management team will be staying with the company. This acquisition will accelerate CSM's growth plans in these premium segments.

Gerard Hoetmer, CEO of CSM said: "This acquisition, together with the recent acquisition of Titterington's in the US, will create additional value for CSM in these premium market segments. It allows us to more quickly become a worldwide partner for the leading companies in the fast growing high quality food service and out-of-home market segments."

For more information, please contact:
Press: Corporate Communications, tel. +31 (0)20 5906216
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906349 / cell phone +44 (0)7767 227506

Background information:
CSM is the largest supplier of bakery products worldwide and is global market leader in lactic acid and lactic acid derivatives. CSM produces and distributes an extensive range of bakery products and ingredients for artisan and industrial bakeries and for out-of-home markets. It also produces a variety of lactic acid applications for the food, chemical and pharmaceutical industries. CSM operates in business-to-business markets throughout Europe, North America, Brazil, and Asia, generates annual sales of € 2.4 billion and has a workforce of around 8,200 employees in 22 countries. CSM is listed on Euronext Amsterdam. For more information: www.csm.nl.

CSM

Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 62 16
F +31 (0)20 590 62 17
E communications@csm.nl

Press Release

PURAC INTRODUCES NEW SOLUTIONS FOR PLA BIO-PLASTICS INDUSTRY

Diemen, the Netherlands, 15 August 2007 – CSM subsidiary PURAC, global market leader in lactic acid will extend its portfolio with Lactides, offering bio-plastics producers the technical and economical solutions that have so far restrained them from entering the Poly-Lactic Acid (PLA) bio-plastics market.

In addition to its patented Lactide solutions, PURAC will expand its product portfolio with D(-) technology. With compounded (D- and L+) PLA polymers it is possible to efficiently produce bio-plastics that withstand temperatures of at least 175 °C, for diverse applications such as hot-fill bottles, microwaveable trays, temperature resistant fibres, electronics and automotive parts.

Poly-Lactic Acid (PLA) is a raw material for bio-degradable plastics, an environmentally-friendly alternative to oil-based plastics. PLA is produced from lactic acid coming from agricultural products such as corn, sugar beet, tapioca and sugar cane.

Arno van de Ven, VP Chemicals and Pharma at PURAC says: "Market growth has been hampered by the availability of economically achievable production technology. By using Lactides as a monomer for PLA production, PURAC bridges the technology gap that currently restricts the plastics industry to accelerate the PLA market growth. The Lactide technology will reduce costs and investments for the bio-plastics industry and significantly contribute to the growth of the PLA market. With the new D(-) technology bio-plastics producers can now produce compounds for a wide variety of new high-end applications. PURAC has filed several patents to protect its technologies".

PURAC, together with leading plastics producers, is investigating the necessary investments to be able to meet future demand. Industry experts project a steady market growth as of 2010 when products will be available in sizeable volumes.

For more information, please contact:
Press: Mirko Creyghton, Director Corporate Communications, tel. +31 (0)20 5906216 / cell phone +31 6 53527622
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906349 / cell phone +44 (0)7767 227506

Background information:

About PURAC

PURAC has 70 years of experience, owns many patents and is global market leader in lactic acid. PURAC owns state-of-the-art lactic acid plants located in areas with favourable carbohydrate feedstock. A new lactic acid plant, being built in Thailand with a capacity of 100,000 tonnes per year will be operational by January 2008. PURAC is a CSM company with annual sales of € 295 million and a workforce of around 1000 employees. PURAC operates in Europe, North America, Brazil and Asia. For more information: www.purac.com.

About CSM

CSM is the largest supplier of bakery products worldwide and is global market leader in lactic acid and lactic acid derivatives. CSM produces and distributes an extensive range of bakery products and ingredients for artisan and industrial bakeries and for out-of-home markets. It also produces a variety of lactic acid applications for the food, chemical and pharmaceutical industries. CSM operates in business-to-business markets throughout Europe, North America, South America and Asia, generates annual sales of € 2.4 billion and has a workforce of around 8,800 employees in 22 countries. CSM is listed on Euronext Amsterdam. For more information: www.csm.nl.

CSM

CSM nv
Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 63 20
F +31 20 590 62 17
E communications@csm.nl

Press Release

CSM MAKES FURTHER PROGRESS IN FIRST HALF OF 2007

Diemen, the Netherlands, 15 August 2007 – CSM has made further progress with the implementation of its initiatives in the first half-year of 2007. The country-based European Bakery Supplies organization is being transformed into a market-oriented European business unit structure. Strategic acquisitions in out-of-home growth markets and the sale of non-strategic activities are leading to more focus. The implementation of the 3-S efficiency improvement program is on schedule. The favorable trend in EBITA* due to those structural improvements was significantly offset by adverse effects of strong increases in the prices of raw materials and exchange rate fluctuations, particularly at PURAC. As a result of these effects the financial targets set for PURAC and therefore for CSM as a whole will be achieved in 2009 instead of 2008.

Key Facts First Half 2007

- Net sales from continuing operations developed from € 1,204.1 million to € 1,206.5 million (at constant exchange rates: € 1,255.2 million, an increase of 4.0%). Autonomous sales growth was 1.9%.
- EBITA from continuing operations before exceptional items increased from € 66.8 million to € 69.7 million, up 4.3% (up 9.9% at constant exchange rates).
- The result after taxes from continuing operations was € 33.0 million (2006: € 16.5 million).
- The 3-S Program savings in the first half of 2007 were € 17 million higher than in the same period last year, resulting in cumulative savings of € 79 million.
- Acquisitions: Titterington's, ADM Specialty Bakery Ingredients, Wilke Resources, and Kate's Cakes (after balance sheet date).
- Sale of CSM Sugar completed, delivering a book profit of € 137.9 million.
- The 2008 ROS and ROCE targets set for PURAC and for CSM as a whole will be achieved no sooner than in 2009 due to the adverse effects of the strong rise in the prices of raw materials and exchange rate fluctuations. The 2008 ROS and ROCE targets for Bakery Supplies are reaffirmed.
- Refinancing of € 700 million credit facility for the next 5 years under favorable conditions.

Key Figures

millions of euros	First half-year 2007	First half-year 2006
Net sales from continuing operations	**1,206.5**	**1,204.1**
EBITA before exceptional items	**69.7**	**66.8**
Exceptional items	**-8.7**	**-41.4**
EBITA	**61.0**	**25.4**
Result from discontinued operations **	**141.9**	**22.3**
Result after taxes	**174.9**	**38.8**
EPS (in €)	**2.65**	**0.54**
EPS (in €) from continuing operations	**0.50**	**0.23**
ROS before exceptional items (in %)	**5.8**	**5.5**
ROCE before exceptional items (including goodwill) (in %)	**7.6**	**7.6**

* EBITA: the operating result before amortization of intangible fixed assets. We use EBITA as a measure instead of EBIT because of the increased importance of amortization of intangible fixed assets under IFRS.
** The result from discontinued operations for the first half of 2007 comprises the result of CSM Sugar and the result of the sale of CSM Sugar.

Gerard Hoetmer, CEO of CSM, on Strategy and the Market:

"During the first half-year of 2007 CSM consistently worked on the implementation of its strategy: the transformation of BSEU into one European organization, the integration of the logistics operations at BSNA, the investments in the construction of the lactic acid production facility in Thailand, and innovations in all our activities. These developments are of great strategic and organizational importance, but the financial results thereof will only become apparent in a later stage.

The Bakery Supplies divisions contributed the most to the operating result for the first half-year and are well on track. Further professionalization and more focus can be seen in the organization. Investments in innovation capacity and strategic acquisitions such as Titterington's and Kate's Cakes give us access to new markets. The Bakery Supplies divisions are on course to achieve our targets for 2008.

At PURAC a lot has changed recently. The organization is being increasingly prepared for high-grade production at low cost. To enter new markets important innovations are being developed, such as PLA applications for the plastics industry. Sales are developing positively. We are, on the other hand, disappointed at not having been able, as the industry leader, to create more momentum for reasonable price increases, which would have been justified in view of the strong rise in the prices of raw materials. Unfortunately, this, combined with the weak US dollar, has led us to the conclusion that the targets for PURAC will be achieved in 2009 instead of 2008. The new management is working on measures focusing on further growing sales, reducing costs and adequately addressing the increased prices of raw materials.

Next to the results we also pay attention to the balance sheet. Net debt decreased by € 186 million to € 406 million in the first half-year of 2007, resulting in a net debt / EBITDA ratio – our main financing parameter – of 1.5, amply below our target limit of 3.0. This, combined with the refinanced credit facility, will provide us with a very strong starting position for financing further growth. If the implementation of our strategy will require less investment in the short term, we will use other instruments to optimize our balance sheet.

In 2005 we set specific targets for 2008. The direction, ambition and value creation reflected by these targets are still at the heart of our strategy and have already been partially realized. The Bakery Supplies activities are well on course, the 3-S Program is on schedule, and the Sugar division has been sold. Unfortunately, we are experiencing headwinds because of the strong rise in the prices of raw materials and the drop in the exchange rate of the US dollar, especially at PURAC. That is why we expect to achieve our targets in 2009.

We have still a way to go, but so far we have accomplished a lot which we can be really proud of. With our highly dedicated high-quality employees we are committed to making CSM more customer-oriented and innovative, transforming it into an efficient and effective organization. We are hands-on well on our way to enable further future growth of the company and the results."

Financial Commentary on First Half 2007

Results

Net sales from continuing operations increased to € 1,206.5 million (first half 2006: € 1,204.1 million). The increase in net sales was impacted by negative exchange rate effects of € 48.7 million, due mainly to the weaker US dollar. Acquisitions and divestments had a positive net effect of € 28.7 million. Autonomous sales growth was € 22.4 million (1.9%). The breakdown of the autonomous growth is as follows:

BSNA 2.1%

BSEU 0.1% negative

PURAC 7.7%

EBITA from continuing operations before exceptional items increased by € 2.9 million to € 69.7 million, up 4.3%. At constant exchange rates the increase was € 6.8 million or 9.9%. The strongly rising prices of raw materials which could not be fully compensated by higher selling prices in the short term had an adverse effect of around € 7 million on the results.

The acquisitions of CGI, ADM Specialty Bakery Ingredients and Wilke Resources made a positive contribution to the result, in line with expectations.

Additional savings under the 3-S Program in the first half of 2007 amounted to € 17 million compared to the same period in 2006, making a cumulative total of € 79 million in savings.

Net financial income and charges amounted to € 12.0 million. The tax burden from continuing operations was 29%.

The result from discontinued operations was € 141.9 million, including € 137.9 million from the sale of CSM Sugar.

Balance Sheet

Capital employed excluding goodwill from continuing operations increased by € 57.2 million to € 813.4 million compared to 31 December 2006 (€ 756.2 million). The main movements were:

millions of euros	
Capital expenditure on fixed assets	55.4
Depreciations of fixed assets	-35.6
Acquisitions of ADM, Wilke and Titterington's and the divestment of Délices de la Tour	16.2
Working capital	19.7

The investments mainly comprise the construction of the new PURAC facility in Thailand, the new donut production line at BakeMark Deutschland, and various investments in production facilities for frozen bakery products at H.C. Brill in the US.

Working capital increased to € 198.4 million (31 December 2006: € 178.8 million) due to increases in inventories, receivables and current liabilities by € 12.3 million, € 12.3 million and € 17.8 million, respectively.

Shareholders' equity increased, on balance, by € 201.5 million to € 1,046.4 million. The main movements were:

- the addition of the result for the first half of 2007 amounting to € 174.9 million;
- a decrease of € 52.8 million due to dividend payments;
- the reclassification of the cumulative financing preference shares amounting to € 70.0 million, pursuant to the amendment to the Articles of Association allowing these shares to be classified as equity instead of debt under IFRS.

Cash Flow / Financing

The cash flow from operating activities (continuing operations) amounted to € 45.1 million. The improvement in EBITA was partly offset by the increase in the working capital.

The cash flow from investing activities consisted mainly of the sale of CSM Sugar (€ 228.1 million), the acquisitions of ADM, Wilke and Titterington's (€ 60.9 million), and capital expenditure on fixed assets (€ 57.3 million).

Net debt decreased by € 186 million to € 406.2 million (end of 2006: € 592.2 million).

Prospects for 2007

Bakery Supplies North America

As announced during the presentation of the 2006 annual figures, we expect autonomous growth to continue, albeit to a slightly lesser degree due to the various reorganization and integration activities. The additional innovation efforts will begin contributing to the result as from 2008. We also indicated that a further increase in the prices of raw materials cannot be fully passed on in the selling prices in the short term. This will have a limited adverse effect on the margins in the second half of 2007. The acquired CGI Desserts, ADM and Titterington's activities are expected to make the forecasted contribution to the result. EBITA will grow in 2007 in line with the Bakery Supplies targets.

Bakery Supplies Europe

As indicated before, we expect marginal growth in sales in 2007 due to the focus on further restructuring: the transformation of the organization, and the fact that investments in innovation will not make a substantial contribution until after 2007. Again, the increase in the prices of raw materials, which cannot be fully passed on in the selling prices in the short term, will have a limited negative effect on the margins. The acquired Kate's Cakes activities are expected to make the forecasted contribution to the result. In part due to the cost savings under the 3-S Program, we reaffirm our expectation that EBITA before restructuring charges will grow in 2007 in line with the Bakery Supplies targets.

PURAC

The new management will take further measures to maintain course towards our ambitions. For 2007 we anticipate a decrease in EBITA, considering the strong rise in the prices of raw materials, continuing adverse currency effects, start-up costs for the lactic acid factory in Thailand, and costs arising from current innovation programs such as the development of PLA. Sales growth and EBITA in the second half-year are expected to be in line with the first half-year.

CSM Total

After the progress that we have made in 2006, 2007 will constitute yet another important step forward in the improved positioning of CSM. The transformation of BSEU into one European organization, the integration of the logistics operations at BSNA, the investments in the construction of the lactic acid production facility in Thailand, and the innovations in all our activities are of great strategic and organizational importance. However, the related benefits will only become apparent in the years after 2007.

Autonomous sales growth in 2007 is expected to be in line with 2006 while EBITA will show an improvement compared with 2006. The expectations in respect of the 3-S Program remain the same: we anticipate additional savings of € 30 million in 2007.

The expectations in the 2006 Annual Report in respect of interest charges, tax burden, working capital and capital expenditure on fixed assets remain unchanged.

For more information, please contact:
Press: Mirko Creyghton, Director Communications, tel. +31 (0)20 5906320 / cell phone +31 (0)6 5352 7622
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906349 / cell phone +44 (0)7767 227506

Appendices
1. Business Developments in the Divisions
2. Consolidated Profit and Loss Account
3. Consolidated Profit and Loss Account from Continuing Operations before Exceptional Items
4. Consolidated Balance Sheet
5. Movements in Shareholders' Equity
6. Consolidated Cash Flow Statement
7. Key Figures
8. Breakdown 3-S Program
9. Segment Overview
10. Notes

Press Conference and Analyst Presentation (Webcast)
A press conference will be held at the premises of CSM (Nienoord 13, Diemen, the Netherlands) from 09.00 hours (CET) on Wednesday, 15 August 2007. The presentation that is provided for analysts at the same location can be followed live via www.csm.nl from 11.00 hours (CET). The slides, used during the presentation can be downloaded from our website.

Background Information
CSM is the largest supplier of bakery products worldwide and is global market leader in lactic acid and lactic acid derivatives. CSM produces and distributes an extensive range of bakery products and ingredients for artisan and industrial bakeries and for in-store and out-of-home markets. It also produces a variety of lactic acid applications for the food, chemical and pharmaceutical industries. CSM operates in business-to-business markets throughout Europe, North America, South America, and Asia, generates annual sales of € 2.4 billion and has a workforce of around 8,800 employees in 22 countries. CSM is listed on Euronext Amsterdam. For more information: www.csm.nl.

1. Business Developments in the Divisions

- **Bakery Supplies**

Half-year closing 30 June *millions of euros*	**before exceptional items 2007**	**before exceptional items 2006**	**2007**	**2006**
Net sales	1,049.1	1,053.7	1,049.1	1,053.7
EBITA	66.2	59.2	61.6	20.4
ROS %	6.3	5.6	5.9	1.9
ROCE including goodwill %	8.8	8.2	8.2	2.8

- **Bakery Supplies North America**

Half-year closing 30 June *millions of US dollars*	**before exceptional items 2007**	**before exceptional items 2006**	**2007**	**2006**
Net sales	722.5	663.4	722.5	663.4
EBITA	51.0	43.1	47.7	30.3
ROS %	7.4	6.5	6.6	4.6
ROCE including goodwill %	11.3	10.9	10.2	7.7

Half-year closing 30 June *millions of euros*	**before exceptional items 2007**	**before exceptional items 2006**	**2007**	**2006**
Net sales	544.0	539.1	544.0	539.1
EBITA	39.9	34.9	35.8	24.7
ROS %	7.4	6.5	6.6	4.6
ROCE including goodwill %	11.4	10.2	10.2	7.2

Key Facts

- Successful integration of Caravan and American Ingredients Company into Caravan Ingredients
- Acquisition and integration of ADM Specialty Bakery Ingredients
- Start-up of innovation center in Kansas (Caravan Ingredients) and construction of another one in Tucker (H.C. Brill)
- Acquisition of Titterington's in strategically important out-of-home market
- Production concentration at H.C. Brill
- Restructuring initiatives are progressing as planned

Main Developments
The increase in sales by approximately USD 60 million or 9%, and the increase in EBITA by approximately 25% can largely be attributed to the successful integration of CGI and the specialty bakery division of ADM, which were acquired in September 2006 and February 2007, respectively. In addition to those integrations the merger of the two ingredients companies, Caravan Products and AIC, has been completed.

Autonomous sales growth was 2.1%. That growth was realized primarily with our products for the out-of-home market and in-store bakeries and with ingredients for our industrial customers.

Although, as expected, the price of sugar fell in the US, edible oils, egg products and dairy products became more expensive. On balance, the drop in the price of sugar neutralized the increased prices of raw materials.

Under the 3-S Program there are still structural projects underway, which must be completed by the end of 2008. The closure of the production facilities in Elk Grove Village and Lancaster will be completed by the end of this year and the end of next year, respectively. The initial phases of the logistics project have been started and the project will be completed by the end of 2008. With additional savings of € 7 million in the first half-year we are on schedule to realize the total planned 3-S savings.

Capital expenditure on fixed assets amounted to USD 14.5 million (€ 10.9 million) versus depreciations to the amount of USD 12.7 million (€ 9.5 million). The most significant investments were made in the factories for frozen products in Tucker, Georgia and in Oak Creek, Wisconsin (both H.C. Brill) and are related to optimizing the supply chain.

In June 2007 the acquisition of Titterington's was completed. This acquisition gives us greater access to the strongly growing out-of-home markets. The results of Titterington's will be incorporated in our figures as of 1 July 2007.

- **Bakery Supplies Europe**

Half-year closing 30 June *millions of euros*	**before exceptional items 2007**	**before exceptional items 2006**	**2007**	**2006**
Net sales	505.1	514.6	505.1	514.6
EBITA	26.3	24.3	25.8	-4.3
ROS %	5.2	4.7	5.1	-0.8
ROCE including goodwill %	6.6	6.4	6.5	-1.1

Key Facts

- Transformation from country-based organization to market-oriented business units
- Sharp rise in the prices of raw materials puts pressure on margins
- Completion of the plans to set up 4 innovation centers to reinforce R&D capacity
- New European donut production line scheduled to go into operation in September 2007
- Sale of viennoiserie and frozen bread operations of Délices de la Tour creates further focus in European strategy
- Restructuring initiatives are progressing as planned
- Acquisition of Kate's Cakes (after balance sheet date) in strategically important out-of-home market

Main Developments

The new customer-oriented European organization, which has been operational since May, focuses on three customer segments: artisan bakers (Artisan), industrial bakeries (Industry), and in-store supermarket bakeries and out-of-home customers (Frozen & Bakery Products). In order to further improve efficiency, the supply chain activities in Europe are managed separately, but in close contact with the sales units. It is expected that this major change in our organization will be fully realized by the end of this year.

Autonomous net sales growth in the first half-year showed a limited decrease (-0.1%). Price/mix increases were offset by a limited decrease in volume. The lower volume relates primarily to products with a lower added value, including co-packing activities.

As we noted in the prospects during the presentation of the 2006 annual figures, we do not yet expect any measurable positive effects from the change in our organization in 2007.

The price increases implemented in the first half-year will be reflected more strongly in the results for the second half-year. Price increases are necessary to absorb the strong increase in the prices of raw materials. In the first half-year, the purchase price of edible oils, flour, and dairy products in particular increased sharply. The total effect was approximately € 5 million. The rise in the prices of raw materials could not fully be passed on in the selling prices in the short term. The pressure on purchase prices will continue in the second half-year. Our European procurement organization set up in 2006 has led to further professionalized buying practices.

The 3-S Program yet again bore fruit in the first half of 2007, resulting in additional savings of € 6 million, which is in line with our prognoses.

Capital expenditure on fixed assets to the amount of € 14.7 million was in line with depreciations. The most important investment is in the construction of a donut production line in our German bakery product factory. That donut line will go into production by the end of September.

At the beginning of August we announced the acquisition of Kate's Cakes. Kate's Cakes is the UK market leader in premium cakes, primarily supplying these products to the out-of-home market. Kate's Cakes gives us a good position to further expand this fast growing market in the UK and Continental Europe. Together with the acquisition of Titterington's in the US, this provides us with an opportunity to become a worldwide partner in this market for the leading companies that are active in this sector.

- <u>PURAC</u>

Half-year closing 30 June *millions of euros*	**before exceptional items 2007**	**before exceptional items 2006**	**2007**	**2006**
Net sales	157.4	150.4	157.4	150.4
EBITA	10.9	13.4	4.4	8.8
ROS %	6.9	8.9	2.8	5.8
ROCE including goodwill %	6.2	8.6	2.5	5.6

Key Facts

- Appointment of new Managing Director and Business Unit Manager Meat
- Construction of lactic acid factory in Thailand on schedule
- Sale of PURAC America's gluconic acid operations
- Important innovation with new PLA patents

Main Developments

Autonomous sales growth of 7.7% in the first half-year was significantly better than last year. The market-oriented approach is beginning to have an effect. However, growth was not distributed equally across the three market segments. The Food & Nutrition and Chemicals & Pharma units showed volume growth of almost 10%, the Meat unit's performance was significantly lower. Not only was the average selling price lower than last year, we also lost volumes at a number of customers. New product launches, such as PLA innovations, will have to ensure an acceleration in growth.

A significant change at PURAC is the change in management. The newly appointed Managing Director, Fabrizio Rampinelli, has the commercial and managerial background and experience to further develop and implement, together with the other members of the management team, PURAC's market strategy aimed at leveraging PURAC's potential and improving margin development.

The disappointing trend in margins was caused primarily by the fact that, until now, we have been unable to increase our prices sufficiently. The new market-oriented management has accorded top priority to passing on price increases adequately in order to offset the increase in costs. In the first half-year, the costs of raw materials and energy have increased by almost EUR 5 million.

In addition to cost increases, the strong euro has had a considerable effect on the results. Our production units in the Netherlands and Spain export part of their output to North America and Asia. Production costs in local currencies with the proceeds primarily in US dollars and Japanese yen led to a negative transaction currency result. This effect was magnified by the translation of the profits in US dollars from our US company into euros in the consolidation. The total negative currency effect on EBITA amounted to approximately € 2.4 million compared with the exchange rates in the first half of 2006.

In line with the target, the 3-S Program yielded € 3 million in additional savings in the first half-year.

The Wilke Resources acquisition was successfully integrated in the PURAC organization and is performing in line with expectations.

At the end of June we announced the sale of the gluconic acid activities in the US. Those activities were limited in scope, had little capacity for growth, and did not form part of the core business in the US. In addition to the gluconic acid activities, we will also sell the related inventories and fixed assets. The book loss of USD 9.5 million incurred on the transaction is attributable solely to the write-off of USD 9.6 million in goodwill. This sale will create more focus within the PURAC organization.

The construction of the new lactic acid factory in Thailand is progressing as planned. In the first half-year an amount of € 22.7 million was invested. The cumulative investments are currently € 65 million; the anticipated total amount of approximately € 93 million will be substantially less than the planned € 100 million. The factory will commence trial runs in the fourth quarter and is expected to be operational at the beginning of 2008. The factory affected the result for the first half-year negatively, with costs amounting to € 1.8 million, up by € 0.6 million compared to the same period last year.

Total capital expenditure on fixed assets amounted to € 29.5 million versus € 12.2 million in depreciations in the first half of 2007.

2. Consolidated Profit and Loss Account

millions of euros	Half-year closing 30-06-2007	Half-year closing 30-06-2006
Continuing operations		
Net sales	1,206.5	1,204.1
Costs of raw materials and consumables	-679.7	-678.3
Production costs	-176.9	-213.6
Warehousing and distribution costs	-96.3	-91.6
Gross profit	**253.6**	**220.6**
Selling expenses	-103.5	-106.1
Research & Development costs	-14.6	-14.2
General and administrative expenses	-72.6	-77.0
Other costs	-6.4	-
Other proceeds	2.3	1.7
Operating result	**58.8**	**25.0**
Financial income	7.8	14.4
Financial charges	-19.8	-19.1
Result before taxes from continuing operations	**46.8**	**20.3**
Taxes	-13.8	-3.8
Result after taxes from continuing operations	**33.0**	**16.5**
Discontinued operations		
Result after taxes CSM Sugar[1]	4.0	22.3
Result from sale after taxes	137.9	-
Result after taxes from discontinued operations	**141.9**	**22.3**
Result after taxes	**174.9**	**38.8**
Per ordinary share in euros		
Earnings from continuing operations	0.50	0.23
Diluted earnings	0.50	0.23
Earnings from continuing and discontinued operations	2.65	0.54
Diluted earnings	2.64	0.54

1 The result from discontinued operations of CSM Sugar comprises the divisional result excluding financial income and charges. Taxes are specifically allocated to the division on the basis of the nominal tax rate in the Netherlands.

3. Consolidated Profit and Loss Account from Continuing Operations before Exceptional Items

The consolidated profit and loss account from continuing operations for the first half-years of 2007 and 2006 before exceptional items can be presented as follows.

Half-year closing	**30-06-2007**			**30-06-2006**		
millions of euros	**Before exceptional items**	**Exceptional items**	**Total**	**Before exceptional items**	**Exceptional items**	**Total**
Net sales	1,206.5	-	1,206.5	1,204.1	-	1,204.1
Costs of raw materials and consumables	-679.7	-	-679.7	-678.3	-	-678.3
Production costs	-173.1	-3.8	-176.9	-179.4	-34.2	-213.6
Warehousing and distribution costs	-95.7	-0.6	-96.3	-90.1	-1.5	-91.6
Gross profit	**258.0**	**-4.4**	**253.6**	**256.3**	**-35.7**	**220.6**
Selling expenses	-102.5	-1.0	-103.5	-105.1	-1.0	-106.1
Research & Development costs	-14.4	-0.2	-14.6	-14.2	-	-14.2
General and administrative expenses	-73.6	1.0	-72.6	-70.6	-6.4	-77.0
Other costs	-	-6.4	-6.4	-	-	-
Other proceeds	-	2.3	2.3	-	1.7	1.7
Operating result	**67.5**	**-8.7**	**58.8**	**66.4**	**-41.4**	**25.0**
Financial income	7.8	-	7.8	14.4	-	14.4
Financial charges	-19.8	-	-19.8	-19.1	-	-19.1
Result before taxes from continuing operations	**55.5**	**-8.7**	**46.8**	**61.7**	**-41.4**	**20.3**
Taxes	-14.4	0.6	-13.8	-13.5	9.7	-3.8
Result after taxes from continuing operations	**41.1**	**-8.1**	**33.0**	**48.2**	**-31.7**	**16.5**

Exceptional items had an adverse effect of € 8.7 million (after taxes: € 8.1 million) on the operating result for the first half-year of 2007.

The exceptional items for the first half-year of 2007 can be specified for each division as follows.

Bakery Supplies Europe: a net negative total of € 0.5 million in exceptional items. The breakdown is as follows:

- The result of selling the Délices de la Tour operations (Le Mans and Maubeuge), including the closure of the head-office, amounting to € 1.0 million negative and recognized as other proceeds (€ 2.3 million positive), general and administrative expenses (€ 2.0 million negative), warehousing and distribution costs (€ 0.3 million), selling expenses (€ 0.9 million), and R&D costs (€ 0.1 million).
- The result of restating the asset impairment at BakeMark Ingrédients France, amounting to € 1.6 million positive and recognized as general and administrative expenses.
- The result of transferring the senior management pension plan, amounting to € 0.2 million positive and classified as general and administrative expenses.
- Costs arising from restructuring the organization, amounting to € 1.3 million and recognized as general and administrative expenses (€ 0.7 million), warehousing and distribution costs (€ 0.3 million), selling expenses (€ 0.1 million), production costs (€ 0.1 million), and R&D costs (€ 0.1 million).

Bakery Supplies North America: a net negative total of € 4.1 million in exceptional items. The breakdown is as follows:

- Costs arising from the restructuring of Caravan Ingredients and the sale of real estate, amounting to € 1.2 million and recognized as general and administrative expenses.
- A fixed asset impairment of € 2.9 million due to the closedown of H.C. Brill's production operations in Lancaster, classified as production costs.

PURAC: a net negative total of € 6.5 million in exceptional items. The breakdown is as follows:

- A negative result from the sale of PURAC America's gluconic acid operations, including asset impairment of the associated goodwill and property, plant & equipment, amounting to € 7.2 million and classified as production costs (€ 0.8 million) and other costs (€ 6.4 million).
- The result of transferring the senior management pension plan, amounting to € 0.7 million positive and classified as general and administrative expenses.

Corporate activities: a net positive total of € 2.4 million in exceptional items. The breakdown is as follows:

- The result of transferring the pension plans for senior management and RBV Leaf, amounting to € 3.8 million positive and classified as general and administrative expenses.
- Costs arising from the termination of the contract of employment of a member of the Board, amounting to € 1.4 million negative and recognized as general and administrative expenses.

4. Consolidated Balance Sheet

before profit appropriation, millions of euros	30-06-2007	31-12-2006	30-06-2006
Assets			
Property, plant & equipment	588.7	585.6	538.5
Intangible fixed assets	749.7	702.3	637.8
Financial fixed assets	11.5	10.4	1.6
Deferred tax assets	70.4	57.3	51.1
Total fixed assets	**1,420.3**	**1,355.6**	**1,229.0**
Inventories	257.4	246.4	242.1
Receivables	341.0	312.4	299.8
Tax assets	12.2	17.2	29.7
Cash and cash equivalents	37.4	80.2	56.1
Assets held for sale	-	213.3	137.3
Total current assets	**648.0**	**869.5**	**765.0**
Total	**2,068.3**	**2,225.1**	**1,994.0**
Liabilities			
Shareholders' equity	**1,046.4**	**844.9**	**940.8**
Provisions	128.5	135.2	144.8
Deferred tax liabilities	37.7	43.1	73.3
Non-current liabilities	407.8	656.8	420.6
Total non-current liabilities	**574.0**	**835.1**	**638.7**
Interest-bearing current liabilities	35.8	15.6	20.0
Trade payables	206.6	192.2	187.6
Other non-interest-bearing current liabilities	120.5	128.2	120.6
Tax liabilities	85.0	76.8	46.4
Liabilities held for sale	-	132.3	39.9
Total current liabilities	**447.9**	**545.1**	**414.5**
Total	**2,068.3**	**2,225.1**	**1,994.0**

5. Movements in Shareholders' Equity

before profit appropriation, millions of euros	1st half-year 2007		1st half-year 2006		2nd half-year 2006	
As at	01-01-2007	**844.9**	01-01-2006	**946.4**	01-07-2006	**940.8**
Movement in hedge reserve		2.4		1.9		14.8
Movement in translation reserve		7.2		-10.4		-0.3
Reclassification cumulative financing preference shares		70.0		-		-
Result recognized in shareholders' equity		**79.6**		**-8.5**		**14.5**
Profit half-year		174.9		38.8		65.9
Total result		**174.9**		**38.8**		**65.9**
Dividend		-52.8		-57.8		-
Repurchase / sale company shares		-0.6		21.6		-176.7
Movement in option reserve		0.4		0.3		0.4
Total transactions with shareholders		**-53.0**		**-35.9**		**-176.3**
As at	30-06-2007	**1,046.4**	30-06-2006	**940.8**	31-12-2006	**844.9**

6. Consolidated Cash Flow Statement

millions of euros	Half-year closing 30-06-2007	Half-year closing 30-06-2006
Cash flow from operating activities		
Result after taxes	174.9	38.8
Adjusted for:		
- Discontinued operations	-141.9	-22.3
- Depreciation of fixed assets	35.6	34.5
- Impairment of fixed assets	2.2	27.7
- Result from divestments of fixed assets	-0.6	-0.8
- Result from sale of group companies and activities	4.0	-1.7
- Share options	0.4	0.3
- Financial income and charges	12.0	4.7
- Taxes	13.8	3.8
Cash flow from operating activities before movements in working capital	**100.4**	**85.0**
Movement in provisions	-11.1	-5.8
Movements in working capital		
- receivables	-14.2	14.6
- stocks	-13.7	-4.9
- non-interest-bearing current liabilities	0.8	-31.9
Cash flow from business operations	**62.2**	**57.0**
Net interest paid	-12.2	-13.4
Tax paid on profit	-4.9	11.9
Cash flow from operating activities – continuing operations	**45.1**	**55.5**
Cash flow from operating activities – discontinued operations	**-4.1**	**55.5**
Cash flow from operating activities	**41.0**	**111.0**
Cash flow from investment activities		
Acquisition of group companies	-60.9	-
Sale of group companies	13.8	-4.8
Capital expenditure on property, plant & equipment	-57.3	-53.7
Divestment of property, plant & equipment	2.9	3.7
Cash flow from investment activities – continuing operations	**-101.5**	**-54.8**
Discontinued operations	-0.8	-2.0
Sale of discontinued operations	228.1	-
Cash flow from investment activities – discontinued operations	**227.3**	**-2.0**
Cash flow from investment activities	**125.8**	**-56.8**
Cash flow from financing activities		
Movement in interest-bearing debts	-155.8	-38.4

Repurchase/sale of own shares	-0.6	21.6
Paid-out dividend	-52.8	-57.8
Cash flow from financing activities	**-209.2**	**-74.6**
Net cash flow	**-42.4**	**-20.4**
Effects of exchange-rate differences on cash and cash equivalents	-0.4	-1.8
Increase/decrease cash and cash equivalents	-42.8	-22.2
Cash and cash equivalents at start of calendar year	80.2	78.3
Cash and cash equivalents at close of half-year	37.4	56.1

7. Key Figures

Continuing operations	1st half-year 2007 as at 30-6-2007	1st half-year 2006 as at 30-6-2006
millions of euros		
Net sales	1,206.5	1,204.1
EBITA before exceptional items	69.7	66.8
Operating result	58.8	25.0
Result after taxes	33.0	16.5
Earnings per share in euros	0.50	0.23
Cash flow from operating activities	45.1	55.5
Cash flow from operating activities per share, in euros	0.68	0.77
Depreciation fixed assets	35.6	34.5
Capital expenditure on fixed assets	55.4	47.7
ROS % [1]	5.1	2.1
Result after taxes / net sales %	2.7	1.4
ROCE excluding goodwill % [2]	15.5	6.9
ROCE including goodwill % [3]	6.7	2.9
Number of employees	8,258	7,974

Continuing and discontinued operations	1st half-year 2007 as at 30-6-2007	1st half-year 2006 as at 30-6-2006
millions of euros		
Result after taxes	174.9	38.8
Earnings per share in euros	2.65	0.54
Number of employees	8,258	8,264

Shareholders' equity	1,046.4	940.8
Shareholders' equity per share in euros [4]	15.87	13.01
Interest cover [5]	6.8	6.0
Balance sheet total : shareholders' equity	1 : 0.5	1 : 0.5
Net debt position : shareholders' equity [6]	1 : 2.6	1 : 2.5
Net debt position/EBITDA [7]	1.5	2.0

Number of issued ordinary shares	72,831,132	72,830,910
Number of ordinary shares outstanding with third parties [8]	65,954,687	72,310,295
Number of ordinary shares with dividend rights	65,954,687	72,310,295
Weighted average number of outstanding ordinary shares	65,955,737	71,758,670
Share price as at 30 June	26.25	21.76
Market capitalization as at 30 June	1,731	1,573
Highest price in half-year	29.72	26.75
Lowest price in half-year	24.94	21.19

1 ROS % is EBITA from continuing operations divided by net sales x 100.
2 ROCE excluding goodwill % is EBITA for the year from continuing operations divided by the average capital employed excluding goodwill x 100.
3 ROCE including goodwill % is EBITA for the year from continuing operations divided by the average capital employed including goodwill x 100. This takes account of all acquisitions since 1978, the year when CSM started the diversification process.
4 Shareholders' equity per share is shareholders' equity divided by the number of ordinary shares with dividend rights.
5 Interest cover is EBITA before exceptional items divided by net interest income and charges.
6 Net debt position is the interest-bearing debts minus cash and cash equivalents.
7 EBITDA is "Earnings Before Interest, Taxes, Depreciation and Amortization" before exceptional items, or "Operating result before depreciation and amortization of fixed and intangible assets before exceptional items."
8 Number of shares outstanding with third parties is the number of issued ordinary shares minus the repurchased but not yet withdrawn shares.

8. Breakdown 3-S Program

	plan				Plan	
	2005	2006	2007	2008	2008	
Savings	15	55	85	110	110	
Restructuring expenses	60	40	20		120	

	2006		2007		Plan	Last
	1st half	2nd half	1st half	2nd half	2008	12 months
Savings per:						
BSEU	10	17	16			33
BSNA	3	8	10			18
Total Bakery Supplies	13	25	26		75	51
Purac	5	7	8		20	15
Sugar	5	6	5		12	11
Corporate	0	1	1		3	2
Total	23	39	40		110	79
Split in:						
Restructuring projects	17	29	28		65	57
Purchasing	6	10	11		45	21
						Project to date
Restructuring expenses	17	7	6		120	88
Cash out	19	7	7		80	58
FTE reduction	170	80	72			1018

9. Segment Information per Business Area

	Bakery Supplies Europe		Bakery Supplies North America		PURAC		Holding companies		CSM total – continuing operations	
Half-year	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**
Net sales	505.1	514.6	544.0	539.1	157.4	150.4			1,206.5	1,204.1
After exceptional items										
Operating result	25.4	-4.6	34.3	24.7	4.2	8.7	-5.1	-3.8	58.8	25.0
Operating result before amortization of intangible fixed assets	25.8	-4.3	35.8	24.7	4.4	8.8	-5.0	-3.8	61.0	25.4
Average capital employed excluding goodwill	211.7	215.4	272.3	245.8	320.2	278.9	-13.0	0.9	791.2	741.0
Goodwill (average)	581.1	542.8	432.2	436.8	31.0	31.9	-		1,044.3	1,011.5
Average capital employed including goodwill	792.8	758.2	704.5	682.6	351.2	310.8	-13.0	0.9	1,835.5	1,752.5
Capital employed excluding goodwill as at 30 June	216.0	243.2	283.9	208.0	337.9	282.2	-24.4	-6.6	813.4	740.1
Goodwill as at 30 June	580.1	580.2	438.0	398.8	21.4	31.9	-		1,039.5	1,010.8
Capital employed including goodwill as at 30 June	796.1	823.4	721.9	606.8	359.3	314.1	-24.4	-6.6	1,852.9	1,751.0
Depreciation/Amortization										
Property, plant & equipment	13.3	12.2	8.1	8.3	12.0	13.6	-		33.4	34.1
Intangible fixed assets	0.4	0.3	1.5	-	0.2	0.1	0.1		2.2	0.4
Capital expenditure										
Property, plant & equipment	14.6	12.1	10.9	7.6	28.6	26.6	-	-	54.1	46.3
Intangible fixed assets	-	-	-	-	0.9	0.4	0.4		1.3	0.4
Impairment of fixed assets	-1.6	24.5	2.9	2.3	0.9	-			2.2	27.7
Average number of employees	3,584	3,839	3,519	3,088	1,011	1,028	40	44	8,154	7,999
ROS[2]	5.1	-0.8	6.6	4.6	2.8	5.8			5.1	2.1
ROCE excluding goodwill[3]	24.4	-4.0	26.4	20.1	2.7	6.2			15.5	6.9
ROCE including goodwill[4]	6.5	-1.1	10.2	7.2	2.5	5.6			6.7	2.9

Before exceptional items										
Operating result	25.9	24.0	38.4	34.9	10.7	13.3	-7.5	-5.8	67.5	66.4
EBITA[1]	26.3	24.3	39.9	34.9	10.9	13.4	-7.4	-5.8	69.7	66.8
ROS[2]	5.2	4.7	7.4	6.5	6.9	8.9			5.8	5.5
ROCE excluding goodwill[3]	24.8	22.6	29.4	28.4	6.8	9.6			17.7	18.0
ROCE including goodwill[4]	6.6	6.4	11.4	10.2	6.2	8.6			7.6	7.6

1 EBITA is the operating result before amortization of intangible fixed assets.
2 ROS is EBITA divided by net sales x 100.
3 ROCE excluding goodwill is EBITA for the year divided by the average capital employed excluding goodwill x 100.
4 ROCE including goodwill is EBITA for the year divided by the average capital employed including goodwill x 100.
This takes account of all acquisitions since 1978, the year when CSM started the diversification process.

10. Notes

Principles for the Valuation of Assets and Liabilities and Determination of the Result

The principles for the valuation of assets and liabilities and determination of the result used in this report are the same as those used in the 2006 Financial Statements of CSM nv and comply with IFRS, including IAS 34 "Interim Financial Reporting".

The figures in this half-year report have not been audited.

Acquisitions and Divestments

The main acquisitions and divestments that influenced the consolidation:

- The acquisition of the meat preservation activities of Wilke Resources Inc. (US) as at 22 January 2007 (acquisition price: € 3.8 million; annual sales: US$ 18 million).
- The sale of the production operations of Délices de la Tour in Le Mans as at 24 January 2007 (selling price: € 16.9 million; annual sales: € 25 million).
- The acquisition of the bread improvers, bakery mixes and monoglycerides activities of Archer Daniels Midland (US) as at 30 January 2007 (acquisition price: € 41.5 million; annual sales: US$ 50 million).
- The sale of CSM Sugar as at 24 April 2007 (selling price: € 228.1 million; annual sales: € 268 million).
- The acquisition of Titterington's (US) as at 11 June 2007, supplier of thaw-and-serve products such as scones, muffins, cakes, and pastry (acquisition price: € 17.7 million; annual sales: US$ 30 million);
- The sale of PURAC America's gluconic acid activities as at 29 June 2007 (selling price: € 2.4 million; annual sales: US$ 6 million).
- The sale of the frozen bread activities of Délices de la Tour in Maubeuge as at 30 June 2007 (selling price: € 8.2 million; annual sales: € 15 million).

Contingent Commitments

Third-party guarantees amounted to € 34.1 million as at 30 June 2007 (30 June 2006: € 33.3 million).

Events after Balance Sheet Date

- On 10 July CSM announced further production concentration in the US. The production of the Lancaster-based (US) facility of H.C. Brill will be transferred in phases to other facilities of Bakery Supplies North America. In the first half-year of 2007, a PP&E asset impairment of € 2.9 million has been recognized in connection with the intended closedown.
- On 7 August CSM acquired Kate's Cakes in the UK for a consideration of GBP 20.5 million for its shares plus the assumption of GBP 12 million in debt (annual sales: GBP 23 million). Kate's Cakes is a leading supplier of premium cakes, muffins, cookies and desserts to the out-of-home market.

END